IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for April 18, 2002	333-37539
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on April 19, 2002.

CWABS, INC.

By: ______________________
Name: Josh Adler
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION; AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-BC2

ABS New Transaction

Computational Materials

$550,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2002-BC2

Countrywide
HOME LOANS
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. Additionally, subsequent Mortgage Loans are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet ***Date Prepared: April 18, 2002***

$550,000,000 (APPROXIMATE)

CWABS ASSET-BACKED CERTIFICATES, SERIES 2002-BC2

Class	Principal Amount (1)	WAL (Years) Call/Mat (2)(3)	Payment Window (Mos) Call/Mat(2)(3)	Expected Ratings (S&P/Moody's)	Last Scheduled Payment Date	Certificate Type
A	$517,000,000	2.61 / 2.89	1-83 / 1-358	AAA/Aaa	Aug 25, 2032	Variable Rate Senior
M-1	$10,175,000	4.66 / 5.25	38-83 / 38-358	AA/Aa2	Aug 25, 2032	Variable Rate Mezzanine
M-2	$8,250,000	4.64 / 5.24	37-83 / 37-358	A/A2	Aug 25, 2032	Variable Rate Mezzanine
B-1	$5,225,000	4.64 / 5.23	37-83 / 37-358	BBB/Baa2	Aug 25, 2032	Variable Rate Subordinate
B-2(4)			Not Offered			Variable Rate Subordinate
B-3(4)			Not Offered			Variable Rate Subordinate
B-4(4)			Not Offered			Variable Rate Subordinate
A-R(4)			Not Offered			Residual
A-IO(4)			Not Offered			Interest Only
Total:	$550,000,000					

(1) The Certificates will be subject to a variance of plus or minus 10%.

(2) The Certificates are priced to a 10% clean-up call as described herein. The margin on the Class A Certificates doubles and the respective margins on the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates increase by 1.5 times after the clean-up call date.

(3) See "Pricing Prepayment Speed" herein

(4) The Class B-1, Class B-2, Class B-3, Class B-4, Class A-R and Class A-IO Certificates are not being offered publicly.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc. (***"Countrywide"*** or the ***"Seller"***).

Master Servicer: Countrywide Home Loans Servicing LP, an affiliate of Countrywide.

Originator: The Mortgage Loans were originated by various third party originators; however, all Mortgage Loans are re-underwritten by Countrywide.

Underwriters: Countrywide Securities Corporation (Co-Lead Manager/Co-Bookrunner), J.P. Morgan Securities Inc. (Co-Lead Manager/Co-Bookrunner) and UBS Warburg LLC (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Mortgage Insurer:	Mortgage Guaranty Insurance Company (*"MGIC"*).
Offered Certificates:	The certificates to be publicly offered consist of the following four (4) classes of Countrywide Asset-Backed Certificates, Series 2002-BC2: (i) Class A (the ***"Senior Certificates"***), (ii) Class M-1 and Class M-2 (the ***"Mezzanine Certificates"***) and (iii) Class B-1 (together with the Senior Certificates and the Mezzanine Certificates, the ***"Offered Certificates"***).
Non-Offered Certificates:	The ***"Non-Offered Certificates"*** consist of the Class B-2, Class B-3 and Class B-4 Certificates, the Class A-IO Certificates and the Class A-R Certificates, which are not currently being offered publicly. The Class A-IO Certificates have a notional balance equal to the aggregate principal balance of the Mortgage Loans, accrue interest on their notional balances and are not entitled to payments of principal. The Non-Offered Certificates and the Offered Certificates are collectively referred to herein as the ***"Certificates."***
Federal Tax Status:	It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	April 1, 2002.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of April 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan.
Expected Pricing Date:	April [22], 2002.
Expected Closing Date:	April [30], 2002.
Expected Settlement Date:	April [30], 2002.
Distribution Date:	The 25th day of each month (or the next succeeding business day) commencing in May 2002.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The Interest Accrual Period with respect to each Distribution Date for the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility:	The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B-1 Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans in the Initial Pool, plus the amount deposited into the Pre-Funding Account on the Closing Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions: (a) with respect to the Fixed Rate Mortgage Loans, 23% HEP (i.e., prepayments start at 2.3% CPR in month one, and increase 2.3% each month until reaching 23% CPR in month ten, and then remain at 23% CPR thereafter); and (b) with respect to the Adjustable Rate Mortgage Loans, 30% CPR.
Mortgage Loans:	The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date, and (b) certain Mortgage Loans may be prepaid or otherwise deleted from, the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Initial Pool"***). The characteristics of the Initial Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information. As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $449,686,926, of which: (i) approximately $332,773,283 were adjustable rate mortgage loans (the ***"Adjustable Rate Mortgage Loans"***), and (ii) approximately $116,913,643 were fixed rate mortgage loans (the ***"Fixed Rate Mortgage Loans"*** and, together with the Adjustable Rate Mortgage Loans, the ***"Mortgage Loans"***). The Mortgage Loans are subprime mortgage loans secured by first lien mortgages or deeds of trust.
Pre-Funded Amount:	A deposit of not more than $137,500,000 (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through and including July 23, 2002 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***) which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool may vary from the characteristics of the Initial Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $148,500,000 of Fixed Rate Mortgage Loans and approximately $401,500,000 of Adjustable Rate Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

Pass-Through Rate: The ***"Pass-Through Rate"*** on each Class of Offered Certificates will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Net Rate Cap, and (c) the applicable Maximum Rate.

The Pass-Through Rate on the Class A-IO Certificates will be equal to the excess of (a) the weighted average Net Mortgage Rate of the Mortgage Loans over (b) the weighted average of the Pass-Through Rates of the Offered Certificates, adjusted to an effective rate reflecting the calculation of interest for the related Interest Accrual Period on a 30/360 basis.

Net Mortgage Rate: The ***"Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the such Mortgage Loan less the sum of (a) the servicing fee rate, (b) the Trustee fee rate, and (c) solely with respect to those Mortgage Loans covered under the MI Policy as described below, the MGIC premium rate.

Maximum Rate: The ***"Maximum Rate"*** will be the weighted average Net Maximum Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Maximum Mortgage Rate: The ***"Net Maximum Mortgage Rate"*** for each Mortgage Loan is equal to the gross maximum mortgage rate (in the case of the Adjustable Rate Mortgage Loans) or the mortgage rate (in the case of the Fixed Rate Mortgage Loans), less the sum of (a) the servicing fee rate, (b) the Trustee fee rate, and (c) solely with respect to those Mortgage Loans covered under the MI Policy as described below, the MGIC premium rate.

Net Rate Cap: The ***"Net Rate Cap"*** is equal to the weighted average Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Cap Carryover: If on any Distribution Date, the Pass-Through Rate for any Class of the Certificates is limited by the Net Rate Cap, the sum of (a) the excess of (i) the amount of such interest that would have been distributed if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest at the Pass-Through Rate, not taking into account the Net Rate Cap, but up to the Maximum Rate, will be paid to the extent of funds otherwise payable as interest on the Class A-IO Certificates on such Distribution Date, but only after all proceeds received on such Distribution Date from the Cap Contracts are applied to such Net Rate Cap Carryover.

Cap Contracts: The Trust will include LIBOR cap contracts for the benefit of the Certificates (the ***"Cap Contracts"***). On the Closing Date, it is expected that the notional amount of the Cap Contracts will equal approximately $143,000,000 and will amortize down thereafter. The one-month LIBOR strike on the Cap Contracts will be approximately 6.25% per annum. Payments received on the Cap Contracts with respect to a Distribution Date will be available to pay the holders of the Certificates any Net Rate Cap Carryover on such Distribution Date. Any amounts received on the Cap Contracts on a Distribution Date that are not used to pay the Net Rate Cap Carryover will be distributed to the Seller.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Moody's	Credit Enhancement (at Issuance)
Class A	AAA/Aaa	6.00%
Class M-1	AA/Aa2	4.15%
Class M-2	A/A2	2.65%
Class B-1	BBB/Baa2	1.70%

1. Mortgage Insurance. The issuer will cause substantially all of Mortgage Loans with loan-to-value ratios of greater than 50% to be covered by a private mortgage insurance policy to be issued by MGIC (collectively, the ***"MI Policy"***). The Trustee will pay the premiums for the MI policy from interest collected on the Mortgage Loans. As of the Statistical Pool Calculation Date, approximately 97.08% of all Mortgage Loans will be covered by the MI Policy. The MI Policy will provide insurance coverage against losses on the related Mortgage Loan, subject to certain carveouts, down to 50% of the value of the related mortgaged property.

2. Subordination. The Class B-4, Class B-3 and Class B-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates, the Mezzanine Certificates and the Class B-1 Certificates. The Class B-4, Class B-3, Class B-2 and Class B-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Mezzanine Certificates. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates.

   "Subordination" for each Class is equal to (i) the aggregate principal balance of all Classes subordinate to such Class divided by (ii) the aggregate principal balance of the Mortgage Loans.

Stepdown Date:

The ***"Stepdown Date"*** shall be the later to occur of (a) the Distribution Date in May 2005, and (b) the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 88.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date, if 100% of principal collections had been distributed.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a ***"Realized Loss."*** Realized Losses on the Mortgage Loans will be absorbed by the MI Policy (if applicable and only to a limited extent). All Realized Losses allocable to the Certificates will be applied in the following order: first, to the Class B-4, Class B-3, Class B-2 and Class B-1 Certificates, in that order; second, to the Class M-2 Certificates; and, finally, to the Class M1 Certificates. Any Realized Losses allocated to the Class M-1, the Class M-2, the Class B-1, the Class B-2, the Class B-3, or the Class B-4 Certificates will not bear interest and will not be reimbursed.

Trigger Event:

With respect to the Offered Certificates, a ***"Trigger Event"*** will occur if the product of (a) 0.75 and (b) the 60+ day delinquency percentage for the outstanding Mortgage Loans equals or exceeds the current Required Percentage.

As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the quotient of: (a) the excess of (i) the current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the certificate principal balance of the most senior class of Certificates outstanding as of the preceding master servicer advance date, and (b) the current principal balance of the Mortgage Loans for the preceding Distribution Date.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1. Interest funds, as follows: (a) monthly and unpaid interest to the Senior Certificates and the Class A-IO Certificates, pro-rata based on the amount of accrued interest payable, (b) with respect to interest funds remaining, monthly and unpaid interest sequentially to the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates.
2. Principal funds, as follows: monthly principal sequentially to the Class A, Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates; in each case, as described under ***"Principal Paydown"*** below.
3. To the extent of funds otherwise payable as interest on the Class A-IO Certificates, to the Certificates on a pro-rata basis, the Net Rate Cap Carryover.
4. Any remaining amounts to the Class A-R Certificate.

Principal Paydown:

Prior to the Stepdown Date, or if a Trigger Event has occurred (or is continuing) on such Distribution Date, 100% of principal will be paid to the Class A Certificates, provided, however, that if the Class A Certificates have been retired, principal will be applied sequentially to the Class M-1, Class M-2, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates.

On or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Certificates will be entitled to receive payments of principal until reduced to zero in the following order of priority: first to the Class A Certificates such that the Class A Certificates will have 12.00% Subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 8.30% Subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have 5.30% Subordination, fourth to the Class B-1 Certificates such that the Class B-1 Certificates will have 3.40% Subordination, and last to the Class B-2, Class B-3 and Class B-4 Certificates, sequentially and in that order, any remaining principal.

[Discount Margin Sensitivity Tables, Available Funds Rate Schedule and Collateral Tables to Follow]

Discount Margin Sensitivity Tables

Class A (To Call)

Pass Through Margin	[0.26]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	26.000	26.000	26.000	26.000	26.000
WAL (yr)	19.85	3.34	2.61	1.59	1.05
MDUR (yr)	15.82	3.16	2.51	1.55	1.04
First Prin Pay	5/02	5/02	5/02	5/02	5/02
Last Prin Pay	12/30	2/11	3/09	8/06	3/05

Class A (To Maturity)

Pass Through Margin	[0.26]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	26.051	27.966	28.158	28.351	27.923
WAL (yr)	19.91	3.67	2.89	1.77	1.14
MDUR (yr)	15.85	3.43	2.74	1.71	1.12
First Prin Pay	5/02	5/02	5/02	5/02	5/02
Last Prin Pay	2/32	2/32	2/32	2/32	1/32

Class M-1 (To Call)

Pass Through Margin	[0.65]%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	65.000	65.000	65.000	65.000	65.000
WAL (yr)	26.33	5.75	4.66	3.62	2.90
MDUR (yr)	19.22	5.32	4.38	3.47	2.81
First Prin Pay	7/24	5/05	6/05	8/05	3/05
Last Prin Pay	12/30	2/11	3/09	8/06	3/05

Class M-1 (To Maturity)

Pass Through Margin	[0.65]%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**150%**	**200%**
DM @ 100-00	65.099	67.923	68.121	67.756	73.999
WAL (yr)	26.45	6.47	5.25	4.00	4.08
MDUR (yr)	19.28	5.86	4.85	3.79	3.88
First Prin Pay	7/24	5/05	6/05	8/05	1/06
Last Prin Pay	2/32	2/32	2/32	2/32	1/32

Class M-2 (To Call)

Pass Through Margin	[1.15]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	115.000	115.000	115.000	115.000	115.000
WAL (yr)	26.33	5.75	4.64	3.54	2.90
MDUR (yr)	18.08	5.23	4.30	3.35	2.78
First Prin Pay	7/24	5/05	5/05	7/05	3/05
Last Prin Pay	12/30	2/11	3/09	8/06	3/05

Class M-2 (To Maturity)

Pass Through Margin	[1.15]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	115.161	119.956	120.353	119.874	126.853
WAL (yr)	26.45	6.47	5.24	3.91	3.71
MDUR (yr)	18.14	5.73	4.75	3.67	3.50
First Prin Pay	7/24	5/05	5/05	7/05	9/05
Last Prin Pay	2/32	2/32	2/32	2/32	1/32

Class B-1 (To Call)

Pass Through Margin	[1.80]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	180.000	180.000	180.000	180.000	180.000
WAL (yr)	26.33	5.75	4.64	3.47	2.90
MDUR (yr)	16.74	5.11	4.21	3.25	2.75
First Prin Pay	7/24	5/05	5/05	6/05	3/05
Last Prin Pay	12/30	2/11	3/09	8/06	3/05

Class B-1 (To Maturity)

Pass Through Margin	[1.80]%				
Percent of Pricing Prepayment Speed	0%	80%	100%	150%	200%
DM @ 100-00	180.224	187.341	188.031	187.543	194.704
WAL (yr)	26.45	6.47	5.23	3.85	3.52
MDUR (yr)	16.79	5.58	4.64	3.55	3.28
First Prin Pay	7/24	5/05	5/05	6/05	7/05
Last Prin Pay	2/32	2/32	2/32	2/32	1/32

[Available Funds Rate Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	8.078	9.537
2	6.514	7.999
3	6.731	8.240
4	6.513	8.046
5	6.513	8.068
6	6.730	8.306
7	6.512	8.107
8	6.729	8.342
9	6.512	8.142
10	6.512	8.159
11	7.209	8.874
12	6.511	8.194
13	6.728	8.429
14	6.511	8.230
15	6.728	8.466
16	6.510	8.267
17	6.510	8.285
18	6.727	8.521
19	6.510	8.323
20	6.727	8.559
21	6.509	8.361
22	6.509	8.381
23	7.072	9.944
24	6.615	8.964
25	6.835	9.228
26	6.614	8.989
27	6.834	9.253
28	6.613	9.015
29	6.613	9.537
30	6.833	9.816
31	6.612	9.561
32	6.832	9.841
33	6.611	9.586
34	6.610	9.598
35	7.477	11.516
36	6.753	10.567
37	6.977	10.330
38	6.751	10.038
39	6.975	10.340
40	6.749	10.048
41	6.748	10.820
42	6.973	11.147
43	6.747	10.828
44	6.971	11.154
45	6.745	10.836

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.744	10.840
47	7.466	12.522
48	6.743	11.430
49	6.966	11.773
50	6.741	11.436
51	6.965	11.779
52	6.739	11.442
53	6.738	11.709
54	6.962	12.059
55	6.736	11.715
56	6.960	12.068
57	6.735	11.724
58	6.734	11.727
59	7.454	13.034
60	6.732	11.223
61	6.956	11.570
62	6.730	11.217
63	6.954	11.564
64	6.729	11.210
65	6.728	11.206
66	6.951	11.552
67	6.726	11.200
68	6.949	11.546
69	6.724	11.194
70	6.723	11.191
71	7.186	11.907
72	6.722	11.185
73	6.945	11.529
74	6.720	11.180
75	6.943	11.523
76	6.718	11.174
77	6.717	11.171
78	6.940	11.514
79	6.715	11.166
80	6.938	11.508
81	6.713	11.161
82	6.713	11.158
83	7.431	12.260

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.8600%, 6-Month LIBOR stays at 2.2000%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds from the Cap Contract.

ARM and Fixed $449,686,926

Summary of Loans in Statistical Pool (As of Statistical Pool Calculation Date)		Range		
Total Number of Loans	3,085			
Total Outstanding Loan Balance	$449,686,926			
Average Loan Balance	$145,766	$12,327	to	$749,497
WA Mortgage Rate	8.572%	5.660%	to	14.000%
ARM Characteristics				
WA Gross Margin	6.800%	3.500%	to	12.320%
WA Months to First Roll	26	4	to	57
WA First Periodic Cap	2.206%	1.000%	to	3.260%
WA Subsequent Periodic Cap	1.189%	1.000%	to	3.000%
WA Lifetime Cap	15.174%	12.100%	to	20.000%
WA Lifetime Floor	8.521%	4.125%	to	14.420%
WA Original Term (months)	351	120	to	360
WA Remaining Term (months)	349	112	to	360
WA LTV	80.58%	12.25%	to	95.84%
WA FICO	621			
Percentage of Pool with Prepayment Penalties at Loan Orig	91.99%			
Percentage of Pool Secured by: 1st Liens	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 32.74%	SFD: 80.22%	FULL DOC: 76.11%	RFCO: 62.98%	OOC: 94.54%	A: 60.81%	0: 8.01%
IL: 6.52%	PUD: 9.06%	STATED: 21.19%	PURCH: 26.49%	NOO: 5.17%	A-: 16.54%	6: 0.05%
FL: 5.02%	CONDO: 3.92%	SIMPLE: 2.70%	REFI: 10.53%	2ND: 0.29%	B: 14.85%	12: 3.44%
OH: 4.34%	2 FAM: 3.22%				C: 6.81%	24: 27.76%
CO: 3.95%	4 FAM: 1.03%				C-: 0.82%	30: 0.59%
					D: 0.17%	36: 50.65%
						42: 0.73%
						48: 0.08%
						60: 8.69%

ARM $332,773,283

Summary of Loans in Statistical Pool

(As of Statistical Pool Calculation Date)

		Range		
Total Number of Loans	2,186			
Total Outstanding Loan Balance	$332,773,283			
Average Loan Balance	$152,229	$19,487	to	$749,497
WA Mortgage Rate	8.622%	5.990%	to	14.000%
ARM Characteristics				
WA Gross Margin	6.800%	3.500%	to	12.320%
WA Months to First Roll	26	4	to	57
WA First Periodic Cap	2.206%	1.000%	to	3.260%
WA Subsequent Periodic Cap	1.189%	1.000%	to	3.000%
WA Lifetime Cap	15.174%	12.100%	to	20.000%
WA Lifetime Floor	8.521%	4.125%	to	14.420%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	358	350	to	360
WA LTV	81.50%	12.25%	to	95.84%
WA FICO	615			
Percentage of Pool with Prepayment Penalties at Loan Orig	91.67%			
Percentage of Pool Secured by: 1st Liens	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 35.74%	SFD: 78.34%	FULL DOC: 75.74%	RFCO: 59.15%	OOC: 95.14%	A: 54.64%	0: 8.33%
IL: 7.80%	PUD: 10.68%	STATED: 21.51%	PURCH: 31.96%	NOO: 4.63%	A-: 18.40%	6: 0.07%
CO: 4.28%	CONDO: 4.70%	SIMPLE: 2.75%	REFI: 8.89%	2ND: 0.22%	B: 17.45%	12: 3.28%
FL: 4.18%	2 FAM: 3.21%				C: 8.44%	24: 35.54%
OH: 4.03%	4 FAM: 1.08%				C-: 0.85%	30: 0.72%
					D: 0.23%	36: 50.50%
						42: 0.08%
						48: 0.11%
						60: 1.37%

Fixed $116,913,643

Summary of Loans in Statistical Pool
(As of Statistical Pool Calculation Date)

		Range		
Total Number of Loans	899			
Total Outstanding Loan Balance	$116,913,643			
Average Loan Balance	$130,049	$12,327	to	$499,256
WA Mortgage Rate	8.429%	5.660%	to	13.150%
WA Original Term (months)	327	120	to	360
WA Remaining Term (months)	324	112	to	360
WA LTV	77.95%	12.80%	to	95.00%
WA FICO	641			
Percentage of Pool with Prepayment Penalties at Loan Orig	92.91%			
Percentage of Pool Secured by: 1st Liens	100.00%			

Top 5 States:	Top 5 Prop:	Doc Types:	Purpose Codes	Occ Codes	Grades	Orig PP Term
CA: 24.22%	SFD: 85.59%	FULL DOC: 77.18%	RFCO: 73.87%	OOC: 92.81%	A: 78.37%	0: 7.09%
FL: 7.41%	PUD: 4.42%	STATED: 20.27%	REFI: 15.23%	NOO: 6.71%	A-: 11.25%	12: 3.88%
OH: 5.22%	2 FAM: 3.24%	SIMPLE: 2.55%	PURCH: 10.90%	2ND: 0.48%	B: 7.46%	24: 5.64%
NY: 4.95%	CONDO: 1.69%				C: 2.18%	30: 0.20%
PA: 4.95%	3 FAM: 1.53%				C-: 0.73%	36: 51.08%
						42: 2.57%
						60: 29.54%

ARM $332,773,283

Loan Programs

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6MO LIBOR	1	$58,030	0.02
2/28 LIBOR	1,467	$221,686,046	66.62
3/27 LIBOR	715	$110,458,193	33.19
5/25 LIBOR	3	$571,014	0.17
	2,186	$332,773,283	100.00

Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	5	$113,587	0.03
$ 25,000.01 to $50,000	101	$4,296,817	1.29
$ 50,000.01 to $75,000	264	$16,886,757	5.07
$ 75,000.01 to $100,000	345	$30,462,338	9.15
$100,000.01 to $150,000	616	$76,100,433	22.87
$150,000.01 to $200,000	360	$61,906,355	18.60
$200,000.01 to $250,000	201	$44,696,476	13.43
$250,000.01 to $300,000	102	$27,943,403	8.40
$300,000.01 to $350,000	91	$29,426,409	8.84
$350,000.01 to $400,000	71	$26,763,270	8.04
$400,000.01 to $450,000	16	$6,773,124	2.04
$450,000.01 to $500,000	8	$3,939,022	1.18
$500,000.01 to $550,000	4	$2,121,831	0.64
$550,000.01 to $600,000	1	$593,963	0.18
$700,000.01 to $750,000	1	$749,497	0.23
	2,186	$332,773,283	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.501 - 6.000	1	$95,824	0.03
6.001 - 6.500	13	$2,136,489	0.64
6.501 - 7.000	95	$19,933,342	5.99
7.001 - 7.500	190	$34,748,402	10.44
7.501 - 8.000	367	$64,114,007	19.27
8.001 - 8.500	328	$53,282,553	16.01

ARM $332,773,283

Mortgage Rates (cont.)

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
8.501 - 9.000	402	$61,197,958	18.39
9.001 - 9.500	227	$31,839,934	9.57
9.501 - 10.000	251	$32,430,476	9.75
10.001 - 10.500	108	$12,485,983	3.75
10.501 - 11.000	102	$11,604,115	3.49
11.001 - 11.500	40	$3,614,361	1.09
11.501 - 12.000	39	$3,502,219	1.05
12.001 - 12.500	16	$1,295,670	0.39
12.501 - 13.000	6	$448,092	0.13
13.501 - 14.000	1	$43,857	0.01
	2,186	$332,773,283	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	2,186	$332,773,283	100.00
	2,186	$332,773,283	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	39	$3,405,331	1.02
50.01-55.00	18	$2,664,209	0.80
55.01-60.00	34	$4,095,236	1.23
60.01-65.00	59	$8,712,929	2.62
65.01-70.00	87	$12,914,610	3.88
70.01-75.00	228	$33,266,979	10.00
75.01-80.00	699	$113,246,797	34.03
80.01-85.00	381	$55,609,024	16.71
85.01-90.00	495	$74,849,055	22.49
90.01-95.00	145	$23,728,926	7.13
95.01-100.00	1	$280,188	0.08
	2,186	$332,773,283	100.00

ARM $332,773,283

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	7	$835,029	0.25
AZ	77	$9,766,389	2.93
AR	2	$225,275	0.07
CA	556	$118,920,464	35.74
CO	85	$14,245,690	4.28
CT	25	$3,411,372	1.03
DE	7	$1,085,097	0.33
DC	3	$773,938	0.23
FL	109	$13,897,505	4.18
GA	67	$9,511,488	2.86
HI	11	$2,964,830	0.89
ID	8	$931,706	0.28
IL	182	$25,955,855	7.80
IN	79	$8,176,264	2.46
IA	8	$658,678	0.20
KS	13	$1,428,239	0.43
KY	26	$2,697,822	0.81
LA	8	$984,622	0.30
ME	2	$273,569	0.08
MD	32	$5,367,334	1.61
MA	42	$6,595,779	1.98
MI	96	$10,571,781	3.18
MN	40	$5,841,920	1.76
MS	4	$409,347	0.12
MO	58	$5,365,338	1.61
MT	2	$133,605	0.04
NE	5	$579,161	0.17
NV	18	$2,813,946	0.85
NH	5	$801,352	0.24
NJ	42	$7,226,716	2.17
NM	7	$804,196	0.24
NY	44	$7,764,202	2.33
NC	68	$7,997,776	2.40
ND	1	$136,426	0.04
OH	127	$13,413,400	4.03
OK	17	$1,187,187	0.36
OR	31	$4,718,663	1.42
PA	54	$5,657,070	1.70
RI	24	$3,019,342	0.91
SC	12	$1,637,541	0.49

ARM $332,773,283

Geographic Distribution (cont.)

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
TN	24	$1,989,566	0.60
TX	61	$6,971,674	2.10
UT	14	$2,443,845	0.73
VA	34	$5,559,786	1.67
WA	26	$4,119,735	1.24
WV	7	$787,328	0.24
WI	16	$2,115,433	0.64
	2,186	$332,773,283	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
781 - 800	12	$2,352,432	0.71
761 - 780	26	$4,859,844	1.46
741 - 760	32	$5,496,839	1.65
721 - 740	46	$8,219,230	2.47
701 - 720	39	$8,279,812	2.49
681 - 700	80	$14,317,882	4.30
661 - 680	122	$20,488,882	6.16
641 - 660	213	$35,620,460	10.70
621 - 640	288	$45,014,100	13.53
601 - 620	286	$43,184,060	12.98
581 - 600	284	$39,748,667	11.94
561 - 580	275	$38,981,655	11.71
541 - 560	256	$36,827,967	11.07
521 - 540	160	$20,389,372	6.13
501 - 520	63	$8,390,407	2.52
490 - 500	4	$601,674	0.18
	2,186	$332,773,283	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	1,750	$260,687,402	78.34
PUD	186	$35,549,761	10.68

ARM $332,773,283

Property Type (cont.)

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
CONDO	105	$15,627,838	4.70
2 FAM	77	$10,679,561	3.21
4 FAM	20	$3,600,405	1.08
3 FAM	14	$2,230,605	0.67
SFA	11	$1,812,620	0.54
MANUF	15	$1,295,033	0.39
HI CONDO	5	$948,077	0.28
TOWN HM	3	$341,980	0.10
	2,186	$332,773,283	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	1,297	$196,848,418	59.15
PURCH	677	$106,356,717	31.96
REFI	212	$29,568,147	8.89
	2,186	$332,773,283	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	2,043	$316,611,611	95.14
NOO	136	$15,421,691	4.63
2ND HM	7	$739,981	0.22
	2,186	$332,773,283	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	1,736	$252,043,514	75.74
STATED	403	$71,578,314	21.51

ARM $332,773,283

Document Type (cont.)

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SIMPLE	47	$9,151,454	2.75
	2,186	$332,773,283	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3.001 - 4.000	6	$1,233,801	0.37
4.001 - 5.000	82	$16,867,031	5.07
5.001 - 6.000	402	$71,164,282	21.39
6.001 - 7.000	865	$135,928,464	40.85
7.001 - 8.000	457	$62,175,281	18.68
8.001 - 9.000	231	$28,313,817	8.51
9.001 - 10.000	110	$13,993,466	4.21
10.001 - 11.000	24	$1,935,670	0.58
11.001 - 12.000	8	$1,056,106	0.32
12.001 - 13.000	1	$105,365	0.03
	2,186	$332,773,283	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
08/02	1	$58,030	0.02
06/03	2	$155,706	0.05
07/03	8	$991,401	0.30
08/03	12	$1,181,666	0.36
09/03	7	$1,310,514	0.39
10/03	5	$1,173,412	0.35
11/03	15	$2,058,516	0.62
12/03	50	$7,208,674	2.17
01/04	172	$27,196,176	8.17
02/04	601	$87,598,558	26.32
03/04	586	$91,734,814	27.57
04/04	9	$1,076,610	0.32
06/04	2	$238,994	0.07
07/04	4	$693,245	0.21

ARM $332,773,283

Next Rate Adjustment Date (cont.)

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
08/04	9	$1,090,746	0.33
09/04	9	$1,144,152	0.34
10/04	2	$246,797	0.07
11/04	14	$2,323,873	0.70
12/04	42	$7,368,322	2.21
01/05	142	$25,268,269	7.59
02/05	371	$52,342,015	15.73
03/05	120	$19,741,781	5.93
08/06	1	$244,902	0.07
01/07	2	$326,112	0.10
	2,186	$332,773,283	100.00

Range of Months to Roll

Number of Months (Range)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0 - 6	1	$58,030	0.02
13 - 18	34	$4,812,699	1.45
19 - 24	1,433	$216,873,347	65.17
25 - 31	40	$5,737,806	1.72
32 - 37	675	$104,720,387	31.47
50 - 55	1	$244,902	0.07
56 - 61	2	$326,112	0.10
	2,186	$332,773,283	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
12.001 - 12.500	10	$1,619,068	0.49
12.501 - 13.000	55	$10,448,674	3.14
13.001 - 13.500	89	$15,178,934	4.56
13.501 - 14.000	177	$32,114,559	9.65
14.001 - 14.500	240	$42,307,408	12.71
14.501 - 15.000	419	$71,770,363	21.57

ARM $332,773,283

Lifetime Rate Cap (cont.)

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
15.001 - 15.500	295	$45,300,894	13.61
15.501 - 16.000	343	$48,343,812	14.53
16.001 - 16.500	165	$22,154,927	6.66
16.501 - 17.000	188	$22,487,507	6.76
17.000 - 17.500	78	$8,540,421	2.57
17.501 - 18.000	65	$7,246,289	2.18
18.001 - 18.500	29	$2,630,231	0.79
18.501 - 19.000	23	$1,922,031	0.58
19.001 - 19.500	6	$470,845	0.14
19.501 - 20.000	4	$237,320	0.07
	2,186	$332,773,283	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	33	$4,465,753	1.34
1.500	812	$127,109,816	38.20
2.000	369	$64,519,681	19.39
3.000	971	$136,582,653	41.04
3.260	1	$95,381	0.03
	2,186	$332,773,283	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.000	1,386	$210,123,201	63.14
1.500	791	$121,565,069	36.53
3.000	9	$1,085,012	0.33
	2,186	$332,773,283	100.00

ARM $332,773,283

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	13	$2,772,440	0.83
5.001 - 6.000	32	$4,843,160	1.46
6.001 - 7.000	133	$24,251,290	7.29
7.001 - 8.000	547	$96,249,429	28.92
8.001 - 9.000	718	$112,208,282	33.72
9.001 - 10.000	448	$61,050,617	18.35
10.001 - 11.000	201	$23,083,395	6.94
11.001 - 12.000	70	$6,415,123	1.93
12.001 - 13.000	22	$1,743,762	0.52
13.001 - 14.000	1	$43,857	0.01
14.001 - 15.000	1	$111,927	0.03
	2,186	$332,773,283	100.00

Fixed $116,913,643

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FIXED 10YR	6	$443,688	0.38
FIXED 15YR	108	$10,259,710	8.78
FIXED 20YR	52	$5,352,178	4.58
FIXED 25YR	4	$798,567	0.68
FIXED 30YR	663	$93,135,432	79.66
FIX30/15 BAL	66	$6,924,069	5.92
	899	$116,913,643	100.00

Principal Balances

Range of Principal Balances	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$ 0.01 to $25,000	6	$129,202	0.11
$ 25,000.01 to $50,000	85	$3,439,720	2.94
$ 50,000.01 to $75,000	159	$9,767,958	8.35
$ 75,000.01 to $100,000	172	$15,110,885	12.92
$100,000.01 to $150,000	227	$28,357,867	24.26
$150,000.01 to $200,000	101	$17,473,010	14.95
$200,000.01 to $250,000	61	$13,562,131	11.60
$250,000.01 to $300,000	35	$9,765,722	8.35
$300,000.01 to $350,000	24	$7,912,081	6.77
$350,000.01 to $400,000	19	$7,028,419	6.01
$400,000.01 to $450,000	7	$2,917,214	2.50
$450,000.01 to $500,000	3	$1,449,435	1.24
	899	$116,913,643	100.00

Mortgage Rates

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.501 - 6.000	3	$411,631	0.35
6.001 - 6.500	10	$2,204,629	1.89
6.501 - 7.000	49	$9,654,732	8.26
7.001 - 7.500	101	$17,874,075	15.29
7.501 - 8.000	146	$22,461,582	19.21
8.001 - 8.500	106	$15,215,815	13.01
8.501 - 9.000	158	$20,119,195	17.21

Fixed $116,913,643

Mortgage Rates (cont.)

Range of Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 9.500	86	$8,612,759	7.37
9.501 - 10.000	103	$9,786,101	8.37
10.001 - 10.500	53	$4,605,201	3.94
10.501 - 11.000	42	$3,423,940	2.93
11.001 - 11.500	19	$1,146,869	0.98
11.501 - 12.000	12	$681,446	0.58
12.001 - 12.500	5	$299,420	0.26
12.501 - 13.000	5	$361,100	0.31
13.001 - 13.500	1	$55,151	0.05
	899	$116,913,643	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1 - 120	6	$443,688	0.38
121 - 180	174	$17,183,779	14.70
181 - 300	56	$6,150,745	5.26
301 - 360	663	$93,135,432	79.66
	899	$116,913,643	100.00

Loan-to-Value Ratios

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50.00 or Less	68	$5,142,269	4.40
50.01-55.00	15	$1,729,344	1.48
55.01-60.00	26	$3,136,255	2.68
60.01-65.00	38	$4,592,053	3.93
65.01-70.00	61	$8,455,530	7.23
70.01-75.00	98	$13,317,714	11.39
75.01-80.00	252	$34,527,967	29.53
80.01-85.00	163	$21,170,075	18.11
85.01-90.00	127	$17,459,415	14.93

Fixed $116,913,643

Loan-to-Value Ratios (cont.)

Range of LTVs(%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
90.01-95.00	51	$7,383,022	6.31
	899	$116,913,643	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	8	$460,027	0.39
AZ	17	$1,626,352	1.39
AR	18	$955,398	0.82
CA	131	$28,317,276	24.22
CO	22	$3,501,657	3.00
CT	10	$1,548,378	1.32
DE	4	$461,763	0.39
DC	1	$213,209	0.18
FL	78	$8,667,274	7.41
GA	43	$4,613,458	3.95
HI	2	$481,271	0.41
IL	28	$3,350,151	2.87
IN	19	$1,403,612	1.20
IA	3	$223,780	0.19
KS	2	$240,119	0.21
KY	15	$1,300,751	1.11
LA	8	$624,932	0.53
ME	1	$139,653	0.12
MD	10	$1,932,110	1.65
MA	25	$4,391,184	3.76
MI	17	$1,504,356	1.29
MN	27	$3,953,593	3.38
MS	7	$448,820	0.38
MO	10	$1,335,792	1.14
MT	1	$140,700	0.12
NE	4	$248,290	0.21
NV	3	$560,760	0.48
NH	3	$294,690	0.25
NJ	26	$3,964,109	3.39
NM	1	$78,114	0.07
NY	30	$5,789,175	4.95

Fixed $116,913,643

Geographic Distribution (cont.)

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NC	35	$3,644,032	3.12
OH	74	$6,104,142	5.22
OK	1	$38,238	0.03
OR	13	$2,202,599	1.88
PA	51	$5,787,999	4.95
RI	8	$866,925	0.74
SC	12	$1,113,742	0.95
TN	25	$2,460,207	2.10
TX	48	$5,327,593	4.56
VA	42	$4,495,045	3.84
WA	8	$1,528,581	1.31
WV	3	$216,265	0.18
WI	5	$357,521	0.31
	899	$116,913,643	100.00

FICO Ranges

FICO Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
801 - 820	2	$302,479	0.26
781 - 800	12	$1,230,075	1.05
761 - 780	8	$1,829,795	1.57
741 - 760	17	$2,683,825	2.30
721 - 740	26	$4,912,737	4.20
701 - 720	33	$5,254,335	4.49
681 - 700	57	$8,713,096	7.45
661 - 680	103	$15,465,190	13.23
641 - 660	129	$17,414,970	14.90
621 - 640	117	$15,816,481	13.53
601 - 620	140	$18,277,697	15.63
581 - 600	83	$8,966,581	7.67
561 - 580	75	$7,910,345	6.77
541 - 560	53	$4,071,165	3.48
521 - 540	34	$3,195,555	2.73
501 - 520	10	$869,317	0.74
	899	$116,913,643	100.00

Fixed $116,913,643

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	765	$100,069,771	85.59
PUD	35	$5,169,868	4.42
2 FAM	31	$3,784,218	3.24
CONDO	16	$1,977,766	1.69
3 FAM	7	$1,789,558	1.53
SFA	11	$1,367,314	1.17
MANUF	21	$1,315,422	1.13
4 FAM	8	$1,015,563	0.87
HI CONDO	4	$289,681	0.25
TOWN HM	1	$134,483	0.12
	899	$116,913,643	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	671	$86,365,100	73.87
REFI	128	$17,801,496	15.23
PURCH	100	$12,747,047	10.90
	899	$116,913,643	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
OOC	824	$108,507,796	92.81
NOO	71	$7,846,498	6.71
2ND HM	4	$559,350	0.48
	899	$116,913,643	100.00

Fixed $116,913,643

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL DOC	727	$90,235,201	77.18
STATED	154	$23,697,497	20.27
SIMPLE	18	$2,980,945	2.55
	899	$116,913,643	100.00